EXHIBIT 99.1

GLG Life Tech Corporation Announces FDA Issuance of Two Letters of no Objection for BlendSure(TM) and PureSTV(TM) Stevia Extracts

VANCOUVER, B.C., July 18, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the United States Food and Drug Administration ("FDA") has issued a Generally Recognized as Safe (GRAS) Letter of No Objection & GRN000349) for GLG's high purity stevia extracts: PureSTV™ (Filing No. GRN000348) and BlendSure™ (Filing No. GRN000349). These high purity extracts both contain greater than 95% steviol glycosides.

The GRAS process is a legal and FDA-approved process that allows companies to conduct their own GRAS determinations by consulting with an independent panel of scientists to determine if an ingredient meets the FDA's criteria for safety. To ensure even further confidence in its products, GLG has submitted its two dossiers to the FDA for review which has resulted in these Letters of No Objection. In addition, GLG has also recently filed a notice with the FDA following self affirmation for its RA 95 high purity stevia extract (Filing No. GRN 380).

Dr. Luke Zhang, Chairman and CEO of GLG stated, "We have received the first Letter of No Objection of RA 97 in 2010 and this milestone marks the second and third Letters of No Objection that GLG has received from the FDA and it affirms our long-term commitment to provide our customers with the highest quality standards of stevia extracts in the United States and around the world. RA (rebaudioside A) and STV (stevioside) are the two major components from the stevia plant and the GLG R&D and production teams have been working on know how technologies and patents to produce both high purity RA and STV stevia extracts since 2001. We have also found that the combination of high purity RA and STV together tastes better than either high purity RA or high purity STV on their own in many beverage and food applications. GLG developed a unique product named BlendSureTM made by the combination of high purity RA stevia extract and high purity STV extract. The three letters from the FDA makes GLG the first and only company in the world which can produce high purity of RA, STV and BlendSureTM, and has received all of the corresponding Letters of No Objection from the FDA for these products. I am very pleased that the three letters will allow our RA, STV and BlendSureTM to be utilized in many of our AN0CTM beverage and foods. We have found that the FDA GRAS standard is respected in many of our key international markets including China and we will therefore be able to further leverage this major achievement in our international markets."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com